

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631   December 1, 2016

Via E-mail
Jason Greene
Chief Legal Officer
Berry Plastics Group, Inc.
101 Oakley Street
Evansville, IN 47710

> **Re: Berry Plastics Group, Inc.**
> **Amendment No. 1 Registration Statement on Form S-4**
> **Filed November 8, 2016**
> **Response dated November 29, 2016**
> **File No. 333-213803**

Dear Mr. Greene:

We have reviewed your supplemental response letter, and have the following comments.

1.   We note your response to comment one of our letter dated November 22, 2016. We continue to believe that the nature of the consideration to be received by shareholders in the merger is material to their investment decisions whether to approve the merger. We note in your response letter dated November 29, 2016, that you state that re-solicitation is not necessary because AEP will be soliciting votes from AEP stockholders having fully disclosed to such stockholders that the merger consideration to be received in the mergers will comprise, depending on the occurrence or non-occurrence of the specified events, two alternatives. Please note that Exchange Act Rule 14a-4(a)(3) requires the form of proxy to identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters. Proposal No.1 appears to submit two separate matters for the approval of AEP shareholders since the shareholders will receive a different form of consideration (all cash) if Berry selects the Alternative Funding Election. Please unbundle Proposal No. 1 to allow for shareholders to vote on each form of merger consideration. Alternatively, please provide us with an analysis as to why unbundling of Proposal No. 1 is not necessary under these facts and circumstances. Please refer to Rule 14a-4(a)(3).

You may contact Tracey Houser, Staff Accountant at 202-551-3736 or Melissa Rocha, Senior Assistant Chief Accountant, at 202-551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact David Korvin, Staff Attorney at 202-551-3236 or Asia Timmons-Pierce, Staff Attorney at 202-551-3754 with any other questions.

Sincerely,

/s/ Asia Timmons-Pierce, *for*

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

cc: Via E-mail
       Eliot Robinson
       Bryan Cave LLP